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3/11/2004

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04002093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HCFP Brenner Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 17th Floor
(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

RECEIVED FEB 26 2004 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Shaffer (212) 707-045087
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 18 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/17/04

OATH OR AFFIRMATION

I, Steven D. Shaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HCFP Brenner Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR

Title

Notary Public

NANCY VILLACIS
NOTARY PUBLIC
KINGS COUNTY, NEW YORK
NO #01VI6102596
EXPIRES 12/08/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
HCFP Brenner Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of HCFP Brenner Securities, LLC (the "Company" and a wholly owned subsidiary of HCFP Brenner Holdings, LLC) as of December 31, 2003, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HCFP Brenner Securities, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 23, 2004

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 136,140
Receivables from brokers and dealers	391,888
Investment banking and other fees receivable	430,400
Securities owned, at estimated fair value	112,116
Other assets	37,200
	$ 1,107,744
LIABILITIES	
Commission payable	$ 27,680
Accounts payable, accrued expenses and other liabilities	288,860
	316,540
Commitments	
MEMBER'S CAPITAL	791,204
	$ 1,107,744

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Operations
Year Ended December 31, 2003

Revenues:	
Commission income	$ 974,361
Investment banking fees	2,853,740
Investment advisory fees	9,693
Realized and unrealized losses on securities owned	(45,940)
Interest	27,300
Other	73,119
	3,892,273
Expenses:	
Commissions, clearance, floor brokerage and execution	1,749,479
Employee compensation and benefits	564,496
Occupancy	375,998
Communications	132,986
Advisory fees to Holdings	343,215
Professional, regulatory and consulting fees	463,719
Other	233,623
	3,863,516
Net income	$ 28,757

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Changes in Member's Capital

Balance - January 1, 2003	$ 762,447
Net income	28,757
Balance - December 31, 2003	$ 791,204

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating and investing activities:	
Net income	$ 28,757
Adjustments to reconcile net income to net decrease in cash and cash equivalents:	
Write-off of due from parent	128,071
Changes in:	
Receivables from brokers and dealers	(55,444)
Investment banking and other fees receivable	(286,400)
Securities owned	145,546
Other assets	60,890
Commission payable	(13,697)
Accounts payable, accrued expenses and other liabilities	(27,295)
Net decrease in cash and cash equivalents	(19,572)
Cash and cash equivalents - January 1, 2002	155,712
Cash and cash equivalents - December 31, 2002	$ 136,140

See notes to financial statements

Notes to Financial Statements
December 31, 2003

NOTE A - ORGANIZATION

HCFP Brenner Securities, LLC (the "Company"), a Delaware limited liability company and a wholly owned subsidiary of HCFP Brenner Holdings, LLC ("Holdings"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's focus is on investment banking transactions and investment advisory services; it clears all of its brokerage transactions on a fully disclosed basis with other broker-dealers. The Company's operations are principally conducted in New York.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include money market accounts.

[2] Securities transactions:

Commission income and related expenses, and purchases and sales of securities and the related revenues and expenses, are recorded in the financial statements on a trade-date basis. Investment banking includes income, less related expenses and underwriting fees, which are recorded as income when earned. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities owned are valued at market based upon the closing prices.

Nonmarketable securities are carried at estimated fair value as determined by management. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition and prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with the pricing policies determined by management. Because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market existed and the differences could be material.

[3] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

Holdings has entered into a lease agreement for space occupied by Holdings and by the Company which commenced February 1, 2000 and was amended on March 1, 2002 expiring in February 2007. Minimum rentals approximate $330,000 annually through 2006 and $55,000 in 2007. The Company's share of rent expense, including escalations and surcharges, was approximately $376,000 for the year ended December 31, 2003.

Holdings charges the Company an advisory fee which approximates 5% of gross revenues. During the year ended December 31, 2003, the Company expensed approximately $343,000 for such amounts.

NOTE D - INCOME TAXES

The Company is a wholly owned limited liability company which is a pass-through entity for income tax purposes. The Company's income or loss, combined with the income or loss of Holdings, is required to be reported by Holdings' members.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the Company to maintain net capital equal to 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2003, the Company had net capital of approximately $219,000, which was in excess of requirements by approximately $119,000. The Company's net capital ratio was 1.45 to 1.

NOTE F - OFF-BALANCE SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Supplementary Information

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2003

Computation of net capital:	
Total member's capital	$ 791,204
Deductions - nonallowable assets:	
Receivables from brokers and dealers	7,054
Investment banking and other fees receivable	430,400
Securities owned	94,948
Other assets	37,200
Net capital before haircuts on securities owned	221,602
Haircuts on securities owned	2,575
Net capital	$ 219,027
Aggregate indebtedness:	
Commission payable	$ 27,680
Accounts payable, accrued expenses and other liabilities	288,860
	$ 316,540
Percentage of aggregate indebtedness to net capital	144.52%
Computation of basic net capital requirements:	
Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess of net capital over minimum requirement	$ 119,027

Note:
There is no material difference between the computation for determination of net capital, as required under rule 15c3-1, included in this report, and the computation included with the Company's unaudited focus report as of December 31, 2003.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
HCFP Brenner Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of HCFP Brenner Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
January 23, 2004